Via Facsimile and U.S. Mail
Mail Stop 6010


September 15, 2005


Mr. Stephen Willard
Executive Vice President and Chief Financial Officer,
Flamel Technologies S.A
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Venissieux Cedex France


Re:	Flamel Technologies S.A.
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed June 15, 2005
	File No. 000-28508


Dear Mr. Willard:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 20-F - December 31, 2004

Consolidated Financial Statements, page F-1

3.  License, Research and Consulting Agreements, page F-13

1. Please explain to us why you did not disclose the research and development costs incurred under each contract for each of the operating periods presented. Please provide to us a disclosure type presentation of these amounts to help us better understand how these agreements affected your operations. Refer to paragraph 14(b) of SFAS 68.

SB Pharma Puerto Rico Inc. (GSK), page F-13

2. Please clarify for us the accounting treatment applied to the advances received from GSK. For instance, please explain how you recorded the receipt of the $5.8 million in advances. In addition, explain how the $1.6 million difference between the total amount received of $7.0 million and the $1.1 million recorded related to the facility related assets and the remaining advance of $4.3 million was reflected in your financial statements. Explain how you intend to treat equipment owned by GSK that will transfer over to you at the end of the term.


*     *     *     *

      Please respond to these comments within ten business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Stephen Willard
Flamel Technologies S.A
September 15, 2005
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